FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, July 31, 2003

Press release

Action Plan progress report: first six months

•	Close to EUR 6 billion in asset disposals contributing to Group debt reduction
•	Strengthened balance sheet
•	EUR 575 million in cost reduction measures in 2003
•	Stringent investment criteria
•	2003, a year of consolidation

On January 9, 2003, SUEZ announced its 2003-2004 Action Plan aimed at improving and protecting its profitability and its financial strength.

Rapid implementation of the action plan

Since January, SUEZ has taken key steps in implementing its action plan:

–	disposing of a major portion of the Group’s non-strategic equity investments (Fortis, Total, AXA, Vinci) and selling most of Northumbrian Water, contributing close to EUR 6 billion toward Group debt reduction.

–	a balance sheet strengthened through:

›	a EUR 2.5 billion, 5-year syndicated credit facility, serving to consolidate and extend average maturities of Group lines of credit

›	the placement of a EUR 3 billion bond issue (EUR 1.25 billion for 7 years with a 4.34% coupon; EUR 750 million for 12 years with a 5.09% coupon; and EUR 1 billion for 20 years with a 5.80% coupon). The issue was well-received, particularly the 20-year tranche which was a first of its kind for a European company, attesting to the market’s confidence in Group prospects. The transaction extended the average maturity of SUEZ debt while diversifying its funding sources.

–	implementation of the Optimax program aiming to reduce the operating costs, streamline the organizational structure, improve efficiency of capital employed, and which has an impact on Group operating profitability of EUR 575 million in 2003. Measured at the operating income level, this figure exceeds the initial January 2003 estimate (EUR 500 million on a full year basis).

On a full-year basis, these measures will have an additional impact on the operating result of approximately EUR 75 million, bringing the total cost reduction to a minimum of EUR 650 million for 2004. Furthermore, other initiatives have been identified and are being quantified, particularly in the purchasing area.

The cost of “Optimax” measures identified to date will have a negative effect of some EUR 100 million in Group exceptional items for 2003.

–	stringent investment selection criteria

In 2003 the Group will benefit from investment expenditure controls, linked to tightened profitability criteria.

Investment levels are expected to amount to around EUR 4.5 billion in 2003, including certain amounts already committed at the time of the plan’s implementation. This level may be compared with EUR 6.7 billion invested in 2002 and with the average annual investment objective of EUR 4 billion for the period 2003-2005. Priority is given to organic growth and to developments that require lower capital intensity.

2003, a year of consolidation

As anticipated, 2003 will be a year of consolidation for SUEZ.

EBITDA, in comparison with first-half 2002, will be affected by significant exchange rate fluctuations and changes in Group structure:

›	changes in Group structure following the sale of several assets, especially within the action plan implementation program (partial sale of Northumbrian Water, Elia, and divestment of non-strategic equity investments),

›	the first-half 2003 weakening against the euro of the U.S. dollar, the Brazilian real, and the Argentine peso.

Due to the general economic situation, first-half EBITDA on a comparable exchange rate and Group structure basis is expected to be slightly lower than for first-half 2002.

On constant structural, accounting method, and exchange rate basis, cost reduction measures will allow the Group to offset such specific items as tariff declines imposed in Belgium from July 2002, and the non-recurring nature of the Brazilian rationing subsidy received last year as well as the effect of a weak international economic environment.

Furthermore, first-half 2003 will be affected by a markedly negative exceptional income, particularly linked to capital losses recorded on the sale of Group assets and by exceptional restructuring expenses.

As a result of cost reduction measures in place, second-half 2003 EBITDA on a comparable exchange rate and Group structure basis is expected to improve over that figure for the same period in 2002.

SUEZ, a worldwide industrial and services Group, provides innovative solutions in Energy – electricity and gas – and the Environment – water and waste services – to companies, municipalities, and individuals.

In 2002, SUEZ generated revenues of EUR 40.218 billion (excluding energy trading). The Group is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

SUEZ press contacts:		Financial analyst contacts:

Anne Liontas:	331 4006 6650	Arnaud Erbin:	331 4006 6489
Antoine Lenoir:	331 4006 6650	Eléonore de Larboust:	331 4006 1753
		Bertrand Haas:	331 4006 6609

Belgium:
Guy Dellicour	00 32 2 510 70 69

This release is also available on the SUEZ website: http://www.suez.com

Attachment

The Optimax program: EUR 575 million in improvements in 2003

“Optimax” program was set up in early 2003 and is now extended to all Group subsidiaries. Its objectives are:

–	to improve operating profitability through a range of measures including:

›	reduced operating costs,

›	targeted measures concerning certain contracts with an unsatisfactory return,

›	reduced general and administrative expenses,

›	optimized purchasing.

–	increased efficiency of capital employed via:

›	stringent investment criteria

›	optimized working capital efficiency.

Estimates of profitability improvements resulting from 2003 Optimax measures.

Estimated amounts in 2003, in EUR millions	Direct operating costs (1)	General and administrative expenses (2)	Purchasing	Others	Total
Impact by category	258	247	24	46	575

Examples:

–	(1) Site and work force optimization, improved labor organization, outsourced maintenance, renegotiation of contracts with an unsatisfactory return.

–	(2) Reduced external fee payments, reduced information systems-related costs, reduction of headquarters expenses, creation of shared service centers for back-office functions, combined headquarters, closing of representative offices, etc.

Estimated amounts in 2003, in EUR millions	EGE	EGI	SEI	SELS	SEIS	Others (non core, headqtrs.)	Total
Impact by business line	236	62	26	147	56	48	575

–	EGE: With the exception of close to EUR 120 million related mainly to reduced nuclear power plant depreciation, most of the Optimax measures relate to reduced payroll, lower information system expenses, and maintenance services outsourcing.
–	EGI: The bulk of the improvement arises from EGI North America with the integration of Trigen. Complementary measures involve reduced technical research costs, information systems cost savings, everyday overheads, etc.
–	Energy Services: Half of the measures were from TES, in particular the closing of the Axima Winterthur (formerly Sulzer) headquarters.
–	SELS: Half the improvement came from European activities, mainly from reduced general and administrative expenses (reduction in headquarters size, site and representative office optimization, reduction in external fee payments, creation of shared service centers for back-office functions, combined headquarters, etc.), reduced direct operating costs (optimized work force, less employment of temporary help, improved organization of tasks, etc.), and renegotiation of loss-making contracts.
–	SEIS: Most measures relate to support functions, mainly a lower head count.

Initiatives to enhance working capital efficiency were undertaken in four test units and are being extended to operating entities which have the highest potential in the Group for improving operating working capital efficiency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 31, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary